SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

DILIGENT CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Q3191S103

(CUSIP Number)

Carroll Capital Holdings, LLC

94 Long Pond Rd

New Jersey 07421

Copies to:

Cohen & Grigsby, P.C.

625 Liberty Avenue

Pittsburgh, PA 15222

Attn: Paul J. De Rosa, Esq.

(412) 297-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act “) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q3191S103

1.	Name of Reporting Person Carroll Capital Holdings LLC I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,389,763
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,389,763
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,389,763
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.88% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 117,499,646 shares of common stock outstanding on an as-converted to common stock basis (including 30,000,000 shares of Series A Preferred Stock).

CUSIP No. Q3191S103

1.	Name of Reporting Person Greenwood Investments LLC I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000,000 (consisting of shares of Series A Preferred Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,000,000 (consisting of shares of Series A Preferred Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (consisting of shares of Series A Preferred Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.51% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 117,499,646 shares of common stock outstanding on an as-converted to common stock basis (including 30,000,000 shares of Series A Preferred Stock).

CUSIP No. Q3191S103

1.	Name of Reporting Person Kenneth Carroll I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,989,763 See Note (1)
	8.	Shared Voting Power 1,000,000 See Note (2)
	9.	Sole Dispositive Power 13,989,763 See Note (1)
	10.	Shared Dispositive Power 1,000,000 See Note (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,989,763 See Note (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.75% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 10,000,000 shares of Series A Preferred Stock owned by Greenwood Investments LLC, 3,389,763 shares of Common Stock owned by Carroll Capital Holdings LLC and 600,000 shares owned by Kenneth Carroll, Trustee, the Elizabeth Carroll 2012 Descendants Trust.
(2)	Kenneth Carroll is the spouse of Elizabeth Carroll who is the trustee of the Kenneth Carroll 2012 Family Trust (the “Trust”). The Trust owns 1,000,000 shares (the “Trust Shares”). By virtue of his relationship to Elizabeth Carroll, Mr. Carroll may be deemed to share beneficial ownership of the Trust Shares. This filing shall not be deemed an admission that the reporting person is the beneficial owner of the Trust Shares.
(3)	Based on 117,499,646 shares of common stock outstanding on an as-converted to common stock basis (including 30,000,000 shares of Series A Preferred Stock).

SCHEDULE 13D

Introductory Note

This Schedule 13D relates to the common stock (the “Common Stock”) of Diligent Corporation (“Diligent”). On February 12, 2016, each of the Reporting Persons entered into a Voting Agreement with Diamond Parent Holdings, Corp. (“Diamond”) (“Voting Agreement”) with respect to the shares of Common Stock and Series A Preferred Stock (“Preferred Stock”) held by each Reporting Person (collectively, “Shares”) as more fully described under Item 4 below. Prior to the transaction described under Item 4 below, the Reporting Persons reported the Shares included herein on Schedule 13G.

Item 1. Security and Issuer

This Statement relates to shares of Common Stock. The name of the issuer is Diligent Corporation. The address of the principal executive offices of 39 West 37th Street, 8th Floor, New York, New York 10018.

Item 2. Identity and Background

Information regarding each of the Reporting Persons, and information concerning voting and dispositive power over the shares held by the Reporting Persons or the trustees thereof, is set forth below.

(a) Carroll Capital Holdings, LLC, Greenwood Investments LLC and Kenneth Carroll.

(b) The address of each Reporting Person is 94 Long Pond Rd, Hewitt, New Jersey 07421.

(c) Mr. Carroll is the managing member of Carroll Capital Holdings LLC and Greenwood Investments LLC and has voting and dispositive power over the shares held by Carroll Capital Holdings LLC and Greenwood Investments LLC.

(d) – (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Carroll Capital Holdings, LLC is a New Jersey limited liability company, Greenwood Investments LLC is a Wyoming limited liability company and Kenneth Carroll is a United States citizen.

Item 3. Source and Amount of Funds

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of the Transaction

On February 12, 2016, Diligent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Diamond, Diamond Merger Sub I, Corp. and Diamond Merger Sub II, Corp.

As an inducement to Diamond to enter into the Merger Agreement, each of the Reporting Persons entered into a Voting Agreement with Diamond. Under the Voting Agreement, the Reporting Persons have agreed to (a) vote their Shares in favor of adoption and approval of the Merger Agreement and (b) vote against (i) any third party acquisition proposal and any action in furtherance of a third party acquisition proposal, (ii) any action or agreement that would reasonably be expected to prevent or materially delay the Merger, and (iii) any action, proposal, transaction or agreement that, to their knowledge, would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Reporting Persons or the Company under the Voting Agreement or the Merger Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of (a) the mutual written consent of Diamond and the Reporting Persons; (b) the effective time of the First Merger; (c) the date of termination of the Merger Agreement in accordance with its terms; or (d) the date of any material modification, waiver or amendment of the Merger Agreement that, without the Reporting Person’s prior written consent, reduces or changes the form of the merger consideration or which is otherwise adverse to the Reporting Persons in any material respect.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as an exhibit to Exhibit 2.1 to Diligent’s Form 8-K filed on February 16, 2016.

Item 5. Interest in Securities of the Issuer

(a) – (b)

Greenwood Investments beneficially owns 10,000,000 shares of Series A Preferred Stock (sole power to vote) representing 8.51% of the common stock outstanding on an as-converted basis.

Carroll Capital Holdings, LLC beneficially owns 3,389,763 shares of Common Stock (sole power to vote) representing 2.88% of the common stock outstanding on an as-converted basis.

Kenneth Carroll beneficially owns 14,989,763 shares of Common Stock (13,989,763 sole power to vote and 1,000,000 deemed share power to vote), consisting of the 10,000,000 shares of Series A Preferred Stock owned by Greenwood Investments LLC, 3,389,763 shares of Common Stock owned by Carroll Capital Holdings LLC, 600,000 shares of Common Stock owned by Kenneth Carroll, Trustee, the Elizabeth Carroll 2012 Descendants Trust and 1,000,000 shares of Common Stock owned the Kenneth Carroll 2012 Family Trust (the “Trust”) of which Mr. Carroll’s spouse is the trustee. By virtue of this relationship, Mr. Carroll may be deemed to share beneficial ownership of the Trust Shares. However, this filing shall not be deemed an admission that the reporting person is the beneficial owner of the Trust Shares. Such shares represent in the aggregate 12.75% of the common stock outstanding on an as-converted basis.

The percentages stated above are based on 117,499,646 shares of common stock outstanding on an as-converted to common stock basis (including 30,000,000 shares of Series A Preferred Stock).

(c) There have been no transactions in shares of Common Stock by the Reporting Persons during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as otherwise described in this Statement, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of SGK.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Voting Agreement, dated as of February 12, 2016, by and among Diamond Parent Holdings, Corp., Carroll Capital Holdings, LLC, Greenwood Investments LLC, Kenneth Carroll 2012 Family Trust and Elizabeth Carroll 2012 Descendants Trust (incorporated by reference to the form of agreement with the Reporting Persons attached to Exhibit 2.1 to the Current Report on Form 8-K filed by Diligent Corporation on February 16, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2016

Carroll Capital Holdings LLC

/s/ Kenneth Carroll
By:	Kenneth Carroll
its:	Managing Member

Greenwood Investments LLC

/s/ Kenneth Carroll
By:	Kenneth Carroll
its:	Managing Member

Kenneth Carroll

/s/ Kenneth Carroll

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned reporting persons agree that the Statement on Schedule 13D, and any subsequent amendments thereto, to which this exhibit is attached is filed on behalf of each of them solely in the capacities set forth below.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 19, 2016.

REPORTING PERSONS

Carroll Capital Holdings LLC

/s/ Kenneth Carroll
By:	Kenneth Carroll
its:	Managing Member

Greenwood Investments LLC

/s/ Kenneth Carroll
By:	Kenneth Carroll
its:	Managing Member

Kenneth Carroll

/s/ Kenneth Carroll